UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C., 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2017

COMMISSION FILE NUMBER: 001-38141

SIERRA METALS INC.

(Translation of registrant’s name into English)

79 Wellington Street, West, Suite 2100,

Toronto, Ontario M5K 1H1 Tel: (416) 366-7777

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐        Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

PRELIMINARY STATEMENT

This Form 6-K/A amends the Form 6-K furnished by Sierra Metals Inc. (the “Company”) on September 29, 2017 to provide expressly that Exhibit 99.1 to the Form 6-K as originally furnished by the Company is incorporated into the Company's Registration Statement on Form F-10 (File No. 333-218076).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIERRA METALS INC.

Date: October 3, 2017	By:	/s/ Ed Guimaraes
	Name:	Ed Guimaraes
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated September 29, 2017 - Sierra Metals Significantly Increases Mineral Resource Estimate for Yauricocha Mine, Peru (previously furnished)

Exhibit 99.1 included with this report on Form 6-K as previously furnished to the Securities and Exchange Commission on September 29, 2017 is hereby incorporated by reference into the prospectus included in the Registration Statement on Form F-10 of Sierra Metals Inc. (File No. 333-218076), as amended or supplemented.